UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 13, 2026, the board of directors (the “Board”) of Diginex Limited (“Diginex”) appointed Jonothan O’Keefe as a member of the Board to fill the vacancy created by the resignation of Tomicah Tillemann-Dick on September 3, 2026. No family relationships exist between Mr. O’Keefe and any of Diginex’s directors or executive officers and there is no arrangement or understanding between Mr. O’Keefe and any other persons pursuant to which he was selected as a director. Further, there are no related party transactions involving Mr. O’Keefe that are reportable under Item 7.B of Form 20-F. Mr. O’Keefe was also appointed to serve on the Board’s Audit & Risk Committee and its Nomination & Compensation Committee.

Since May 2026, Mr. O’Keefe has been principal and sole director of Lacuna Advisors Ltd. (“Lacuna Advisors”). At Lacuna Advisors, he provides equity advisory services to hedge funds on alpha generating trading ideas in the litigation space. Since September 2025, he has been sole owner and sole director of Mbsck Ltd. providing property advisory services to family offices on UK commercial and residential property transactions. Since July 2025, Mr. O’Keefe has served as a strategic freelance advisor to Lacuna Litigation Advisory Ltd., a London-based advisory firm that provides consultancy services to event-driven investors and hedge funds where valuation is driven by legal or regulatory catalysts. From April 2022 through June 2025, Mr. O’Keefe was Managing Director and Head of Sales Trading and Execution, Prime Brokerage Relationships, running equity sales trading for BNP Paribas S.A. Banking (London). Between July 2008 and February 2022, Mr. O’Keefe was the Head of Sales Trading for Exane S.A. Banking (London). Between September 2001 and April 2008, Mr. O’Keefe served as Executive Director engaged in equity hedge fund sales trading at ABN AMRO Bank N.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: October 27, 2026		/s/ Miles Pelham
	Name:	Miles Pelham
	Title:	Chairman